Securities & Exchange Commission
   Division of Corporation Finance
   Washington, D.C. 20549.

FORM RW OF THE SEC

FORM FOR REGISTRATION WITHDRAWAL STATEMENT

COMPANY NAME: ELECTROPREMIUM

4006-W-COMMONWEALTH AVE,

FULLERTON, CA, 92833.

TEL NO: 657-253-8274.

EMAIL: khurramafzal889@gmail.com

            Re: Electropremium.
Amendment No. 7 to Offering Statement on Form S-1/A
Filed on August 14, 2020
Amendment No. 6 to Offering Statement on Form S-1/A
Filed on August 7, 2020
Amendment No. 5 to Offering Statement on Form S-1/A
Filed on July 29, 2020
Amendment No. 4 to Offering Statement on form S-1/A
Filed on August 22, 2018
Amendment No. 3 to Offering Statement on Form S-1/A
Filed on March 16, 2018
Amendment No. 2 to Offering Statement on Form S-1/A
Filed on March 16, 2018
Amendment No. 1 to Offering Statement on Form S-1/A
Filed on March 15, 2018
Offering Statement on Form S-1
Filed on February 27, 2018
File No. 333-223250

To whom it may concern:

Pursuant to Rule 477, under the Securities Act of 1933, Electropremium hereby requests withdrawal of security filed under the Form S-1 filing, File NO: 333-223250, along with all 7 of the amendments mentioned above. Since securities and exchange commission has already invalidated the form s-1 filing.

I Khurram Afzal Ceo, President of Electropremium plan to Refile this security with all the updates and corrections including the changes and updates in the financial statement.   These s-1 filings, mentioned above, have been withdrawn before and then the withdrawal was also withdrawn before.

The registration statement has not been declared effective by the commission. Moreover, no securities were sold or will be sold under this registration statement.

The Registrant respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account to be offset against the filing fee for any future registration statement or registration statements.

Thank you for your time and help.

Dated: 10th of August, 2022.

KHURRAM AFZAL
OWNER, CEO, PRESIDENT.

ELECTROPREMIUM